Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

COLLECTION OF QUESTIONS FOR 2020 INTERIM RESULTS BRIEFING

The Company proposes to publish its 2020 interim results on the website of the Stock Exchange of Hong Kong Limited (www.hkexnews.hk) on 26 August 2020, and hold the 2020 interim results briefing on 27 August 2020.

In order to protect minority investors, the Company is now collecting relevant questions from investors regarding its 2020 interim results briefing in advance, and widely soliciting the investors’ opinions and suggestions.

Investors may submit their questions by sending emails to ir@e-chinalife.com by 23:59 p.m. on 24 August 2020, and questions of their common concerns will be answered by the Company at the 2020 interim results briefing. Investors may visit the “Investor Relations” section on the Company’s official website (www.e-chinalife.com) on 27 August 2020 to watch the live stream of the 2020 interim results briefing.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 18 August 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie